Filed by Broadcom Cayman L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

The below piece was published on Morning Consult:

Broadcom’s Acquisition of Qualcomm: Redeeming the Unredeemable

BY: DAVID BALTO

February 12, 2018

While competition advocates, regulatory agencies and customers typically view large acquisitions with great scrutiny, especially in critical industries such as semiconductors, Broadcom’s takeover bid for Qualcomm should be welcomed by all.

Few, if any, companies have a record of antitrust mischief as significant as Qualcomm. Qualcomm’s corporate culture has tested the limits of anticompetitive behavior and fostered an atmosphere that has violated antitrust laws in multiple jurisdictions. Innovation is critical in high-tech markets, but one of Qualcomm’s greatest innovations is coming up with brazen ways to coerce customers and handicap rivals. It has been accused of squeezing excessive royalties and imposing onerous supply and licensing terms on smartphone manufacturers for its smartphone technology, which has resulted in mounting legal battles with regulators, tech rivals and customers. New management is exactly what is needed to put an end to Qualcomm’s bullying tactics and anticompetitive conduct that have harmed not just Qualcomm’s consumers, but its stockholders as well.

Qualcomm has increasingly come under fire from competition authorities around the globe. Indeed, the company has been fined approximately $3.8 billion in just the past few years by various competition agencies, including most recently the European Commission’s fine of $1.2 billion, announced on Jan. 24, 2018; Taiwan’s fine of $774 million in October 2017; South Korea’s fine of $853 million in December 2016; and China’s fine of $975 million in February 2015 for Qualcomm’s past illegal patent licensing and double-dipping practices. Just as significant as the hefty fines are the decisions by antitrust authorities throughout the globe ordering Qualcomm to stop its anticompetitive bullying.

Qualcomm’s legal battles are far from over. The United States Federal Trade Commission has a pending case against Qualcomm for abusing its dominant position as a supplier of processors and modem chips to impose undue royalties and burdensome licensing terms on smartphone manufacturers and to weaken competitors. In its complaint, the FTC further alleges that Qualcomm refused to license some standard essential patents to rival chip makers and entered into an exclusive deal with Apple. The district court rejected Qualcomm’s claims that the case should be dismissed because these practices are “kosher” without even holding a hearing.

The list goes on. Qualcomm’s unwillingness to follow the law has led to multiple class action lawsuits consolidated into a multidistrict litigation in federal court in the Northern District of California, as well as a $1 billion lawsuit filed by its largest customer, Apple. Apple has objected to Qualcomm’s business model of requiring customers to sign patent license agreements before buying chips, and has also filed lawsuits against Qualcomm in China for $145 million, and elsewhere. In June 2017, Apple amended its January 2017 complaint, alleging that there is “mounting evidence” that Qualcomm is operating an “illegal business model” designed to extract excessive royalties.

Qualcomm’s strong-armed tactics have also put it at odds with many other key customers throughout the years, including Blackberry, LG, Nokia, Panasonic, Samsung and Nvidia.

Instead of changing its behavior, Qualcomm attempts to abuse and manipulate the law to stop customers from exercising their rights. Apple’s lawsuit alleges that Qualcomm tried to extort it after Apple cooperated in a South Korean regulator’s investigation into Qualcomm’s licensing practice. Faced with Apple’s legitimate efforts to vindicate its rights in court, Qualcomm’s responded by filing a case at the U.S. International Trade Commission to ban the imports of iPads and iPhones that use Intel chips. This misstep drew the ire of the Computer & Communications Industry Association, which filed a motion in support of Apple against Qualcomm. Significantly, CCIA’s members include tech rivals of Apple such as Google, Samsung, Amazon, Facebook and Microsoft. In other words, Qualcomm is not exactly popular in the tech world these days.

You don’t need a Ph.D. in economics to figure out that consumers – and stockholders – are paying a steep price for Qualcomm’s antitrust violations.

The financial markets have begun to recognize that Qualcomm’s competitive malfeasance has created a Potemkin Village. These legal problems caused Qualcomm’s stock to tank throughout 2017, only to rebound a bit after Broadcom’s takeover offer. (It takes a lot in today’s booming economy to drive down your stock price, but Qualcomm seems to have found a way.) Despite shareholder frustration, Qualcomm shows no signs of addressing its longstanding behavioral problems and instead seems to be doubling down. In a recent investor presentation, without providing any substantive support, Qualcomm said that it can resolve its worldwide antitrust issues on favorable terms and increase its stock price by $25-$45 per share. But its track record has been quite the opposite: Qualcomm has lost time and time again, and has not demonstrated a winning path anywhere to date.

Given Qualcomm’s past bad behavior and current legal struggles, Broadcom’s acquisition may be the rare deal that solves significant antitrust problems, by replacing its leadership and changing its corporate culture. Broadcom already has indicated that it does not support Qualcomm’s patent licensing practices. Moreover, the operations of the two companies are largely complementary, and any routine concerns that typically arise in mergers of large companies can be satisfactorily resolved during the merger clearance process. Significantly, Broadcom has a successful track record of completing antitrust merger reviews.

Bottom line: Competition advocates, global regulators and customers around the world should all be cheering for Broadcom. Consumers deserve quality smartphones and tablets at fair prices. Broadcom’s takeover should be approved, especially when the combined company would end Qualcomm’s excessive price squeezes and bullying tactics that have driven consumer prices unsustainably higher.

David Balto is the former policy director of the Federal Trade Commission who has authored articles on licensing practices, and he regularly represents consumer groups and firms in FTC merger investigations, as well as representing several firms in the chipset markets, including Broadcom.

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Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of stockholders. Broadcom filed a definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of stockholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm stockholders.

In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of stockholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 17, 2017. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholders approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Our filings with the SEC, which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.